Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

April 4, 2018

United States Securities & Exchange Commission

Mail Stop 4720

Era Anagnosti, Legal Branch Chief

William H. Dorton, Staff Attorney

Washington, DC 20549

Re: BlackStar Enterprise Group, Inc.

Amendment No. 1 to Form 10

Filed March 8, 2017

File No.000-55730

Dear Commission,

Enclosed for filing on behalf of BlackStar Enterprise Group, Inc. is Amendment Number Two to the above-mentioned Registration Statement on Form 10, redlined to show changes from the previous filing.

The following are responses to your comments contained in your letter dated March 22, 2018.

Industry Analysis and History, page 12

1. We re-issue comment 8 in part. Please revise to disclose the basis for the industry and market data you include in your disclosure. For example, please provide the basis for your statement that several large bank holding companies participate in merchant banking by directing as much as 10% of their capital in such activities. Please also provide the basis for the company-specific historical track records that you discuss on page 15.

Answer: We have deleted information on pages 11 and 12 with regards to this comment.

Material Terms of Our First Loan to Meshworks Media Corporation (“Meshworks”), page 18

2. We re-issue comment 13 in part. Specifically, please describe how you became aware of this investment opportunity. We also note that, pursuant to the information available on the Fundable crowdfunding platform website as of March 20, 2017, Meshworks had closed its crowdfunding efforts on the site because it had reached its goal of raising $2.5 million. Please provide a basis to substantiate your statement that Meshworks raised substantially less than $500,000 through Fundable.

Answer: The attorney for Meshworks Media Corporation (“Meshworks”), Roger Davidson, was an acquaintance of John Harris, our CEO. Roger Davidson represented to BlackStar that Fundable never raised any funds and that Meshworks was unsuccessful. However, that is not material anymore because Meshworks is no longer a loan.

3. We note your disclosure that Meshworks borrowed $250,000 from you on November 1, 2016 and an additional $250,000 in January 2017. We note further that the Loan and Security Agreement pursuant to which those loans were made contemplates a $2.5 million note offering to multiple lenders represented by a trustee, which appears to be you. To the extent that your investment represents a participation in a syndicated offering along other lenders, please revise your disclosure to so indicate. Please also revise to disclose whether or not any inter-creditor agreement(s) has been entered into among such lenders with respect to any priority in perfecting each lender’s respective security interests In Meshwork’s collateral.

Answer: We are no longer holding a Meshworks note as indicated in the revisions of this Form 10 Amendment.

4. We note that, while you state that you made two separate loans to Meshworks, there is only one $250,000 promissory note attached to the Loan and Security Agreement. Please explain or otherwise file the additional note as an exhibit.

Answer: Please see Exhibit 10.8 to the amended Form 10.

I hope that these revisions are to your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman